Exhibit 99.1

Kaixin Auto Holdings Announces Appointment of New Auditor

BEIJING, Nov. 05, 2019 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (NASDAQ: KXIN) (“Kaixin” or the “Company”), a leading premium used car dealership network in China, today announced the appointment of KPMG Huazhen LLP ("KPMG") as the Company's new independent registered public accounting firm, effective November 5, 2019.

The appointment of KPMG was made after a careful and thorough evaluation process and has been approved by the Company's audit committee.

Renren, Kaixin’s corporate parent, has also appointed KPMG as its independent registered public accounting firm, replacing Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), also effective November 5, 2019.

About Kaixin Auto Holdings

Founded in 2015 as a venture into China’s used car financing market by its corporate parent Renren Inc., Kaixin Auto Holdings operates a leading premium used car dealership network in China. Supported by the rapid growth of China’s used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed from a tech-enabled financing platform into a nationwide dealer network that combines its own and affiliated dealers as well as value-added and after-sale services. Kaixin's ordinary shares trade on NASDAQ under the symbol "KXIN."

Important Notice Regarding Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plan to make significant capital expenditure, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our product in new geographic markets; to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

For more information, please visit: http://ir.kaixin.com

For investor and media inquiries, please contact:

Kaixin Auto Holdings

Lei Song

Tel: (86 10) 8448 1818 ext. 2111

Email: kaixin.ir@renren-inc.com

The Piacente Group, Inc. Ross Warner

Tel: +86 (10) 6508-0677

Email: Kaixin@tpg-ir.com

Jason Finklestein

Tel: +1 (212) 481-2050

Email: Kaixin@tpg-ir.com

Source: Kaixin Auto Holdings